Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated financial statements

For the Three-Month Periods Ended November 30, 2021 and November 30, 2020

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position
(Unaudited)

	As at November 30, 2021	As at August 31, 2021
	$	$
Assets
Current
Cash	14,535,283	18,147,821
Trade and other receivables [note 3]	501,366	319,740
Inventories [note 4]	2,774,165	1,976,084
Prepaid expenses	1,036,134	544,843
Grants and investment tax credits receivable	492,815	108,302
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	16,372	185,407
Total current assets	19,395,335	21,321,397
Debentures [note 5]	2,780,000	2,850,000
Right-of-use assets [note 6]	2,842,178	2,905,199
Property and equipment [note 7]	1,480,258	1,414,509
Intangibles [note 8]	1,202,497	1,225,722
Deferred income taxes	17,547	17,547
Goodwill [note 8]	9,149,509	9,033,638
Other financial assets	117,574	33,280
Total assets	36,984,898	38,801,292

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 10 & 14]	819,263	848,054
Income tax payable	185,930	138,308
Contract liabilities [note 11]	826,235	898,713
Current portion of lease liabilities [note 12]	591,030	562,136
Current portion of long-term debt [note 13]	10,179	10,179
Other financial liabilities	225,139	237,444
Total current liabilities	2,657,776	2,694,834
Lease liabilities [note 12]	2,339,698	2,404,680
Long-term debt [note 13]	51,853	53,936
Deferred income taxes	127,712	122,655
Total liabilities	5,177,039	5,276,105

Shareholders’ equity
Capital stock [note 15]	42,834,982	42,834,982
Contributed surplus [note 16]	9,455,702	7,861,405
Accumulated other comprehensive income	504,518	388,566
Deficit	(20,987,343)	(17,559,766)
Total shareholders’ equity	31,807,859	33,525,187
	36,984,898	38,801,292

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

(Unaudited) For the three months ended November 30,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2020	4,585,001	2,497,813	739,961	(2,445,859)	—	791,915
Total comprehensive loss [restated [note2]]	—	—	—	(1,882,713)	—	(1,882,713)
Share issuance, net of transactions costs of nil	592,648	2,192,799	—	—	—	2,192,799
Initial Public Offering, net of transactions costs of $3,328,687	2,760,000	33,158,513	—	—	—	33,158,513
Share-based compensation [note 16]	—	—	386,247	—	—	386,247
Shareholders’ equity as at November 30, 2020 [restated [note 2]]	7,937,649	37,849,125	1,126,208	(4,328,572)	—	34,646,761

Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	—	—	—	(3,427,577)	115,952	(3,311,625)
Share-based compensation [note 16]	—	—	1,594,297	—	—	1,594,297
Shareholders’ equity as at November 30, 2021	8,324,861	42,834,982	9,455,702	(20,987,343)	504,518	31,807,859

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

(Unaudited)
For the three months ended November 30,

	2021	2020
	$	$
		Restated [note 2]
Revenues [note 17 ]	1,206,851	273,836
Cost of sales [note 4]	684,310	249,798
Gross profit	522,541	24,038

Expenses
Research and development [note 18]	(81,136)	58,000
Office salaries and benefits	687,521	95,120
Selling and marketing expenses	558,717	63,461
Professional fees	847,280	394,067
Office and general	430,098	271,169
Share-based compensation [note 16]	1,594,297	386,247
Depreciation	61,873	9,849
Net finance (income) expense [note 19]	(157,544)	628,838
Other income	(26,460)	—
	3,914,646	1,906,751

Loss before tax	(3,392,105)	(1,882,713)
Income taxes
Current tax expense	34,780	—
Deferred tax expense	692	—
	35,472	—
Net loss for the period	(3,427,577)	(1,882,713)

Items of comprehensive income that will be
subsequently reclassified to earnings:
Foreign currency translation differences for foreign
operations, net of tax	115,952	—
Other comprehensive income, net of tax	115,952	—
Total comprehensive loss for the period, net of tax	(3,311,625)	(1,882,713)

Weighted average shares outstanding	8,324,832	5,284,480
Basic and diluted loss per share	(0.41)	(0.36)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

(Unaudited)
Three months ended November 30,

	2021	2020
	$	$
		Restated [note 2]
Operating activities
Net loss	(3,427,577)	(1,882,713)
Depreciation	234,998	69,039
Accretion on long-term debt and lease liability	37,379	11,863
Share-based compensation – options	1,594,297	386,247
Shares issued for services	—	109,069
Loss on debentures	70,000	—
Income tax expense	35,472	—
Income tax recovered	10,664	—
Gain on lease termination	(187)	—
Effect of exchange rate fluctuation	(5,253)	—
	(1,450,207)	(1,306,495)
Net change in non-cash working capital items
Trade and other receivables	(181,626)	(35,911)
Inventories	(798,081)	(238,110)
Grants and investment tax credits receivable	(384,513)	(43,460)
Other financial assets	(84,294)	—
Prepaid expenses	(491,291)	(611,970)
Trade and other payables	(28,791)	155,917
Contract liabilities	(72,478)	55,678
Other financial liabilities	(15,156)	—
Cash used in operating activities	(3,506,437)	(2,024,351)

Investing activities
Additions to property and equipment	(131,836)	(18,106)
Proceeds from the disposal of property and equipment	42,552	—
Additions to intangible assets	(16,748)	—
Cash used in investing activities	(106,032)	(18,106)

Financing activities
Change in bank indebtedness	—	80,000
Repayment of long-term debt	(2,545)	(31,605)
Advances to related parties	176,771	—
Initial public offering, net of transaction costs paid	—	33,430,239
Issuance of shares	—	2,025,000
Repayment of lease liabilities	(174,295)	(37,274)
Cash (used in) provided by financing activities	(69)	35,466,360

Net (decrease) increase in cash during the period	(3,612,538)	33,423,903
Cash, beginning of period	18,147,821	1,296,821
Cash, end of period	14,535,283	34,720,724

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. On November 27, 2020, the Company completed its initial public offering of an aggregate of 2,760,000 Voting Common Shares of the Company at a price of U.S.$10.00 ($13.22) per share for gross proceeds of U.S.$27,600,000 ($36,487,200). The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuates based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month period ended November 30, 2021 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2021.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2021.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on January 12, 2022.

1

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company

7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and EB Rental Ltd. are the Canadian dollar and the US dollar, respectively.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Exchange rate as at			Average exchange rate for
	November 30, 2021	August 31, 2021	June 3, 2021	Three months ended November 30, 2021
US dollar	1.2792	1.2630	1.2103	1.2559

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2021 annual financial statements.

2

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

Correction of an error

During 2022, the Company noted that deferred tax expense had been erroneously calculated in its interim financial statements for the three months ended November 30, 2020, with no impact on the consolidated financial statements as at August 31, 2021 and 2020 and the years then ended. As a consequence, deferred tax liability and expense as at November 30, 2020 and for the three months then ended have been overstated. The error has been corrected by restating each of the affected financial statement line items for the prior period, as follows:

Three months ended November 30, 2020
$
Impact on consolidated statements of comprehensive loss (decrease/(increase) in loss)
Deferred tax expense	420,528
Net impact on loss for the period	420,528
Impact on basic and diluted loss per share (decrease/(increase) in loss per share)
Basic and diluted loss per share	0.08

The change did not have an impact on other comprehensive income or the Company’s operating, investing and financing cash flows for the three months ended November 30, 2020.

3. Trade and other receivables

	As at November 30, 2021	As at August 31, 2021
	$	$
Trade receivables	285	27,388
Sales taxes receivable	275,042	166,749
Interest and other receivables	226,039	125,603
	501,366	319,740

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at November 30, 2021, trade receivables of $285 [August 31, 2021 – $27,388] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

3

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

	As at November 30, 2021	As at August 31, 2021
	$	$
0 – 30	285	—
31 – 60	—	2,008
61 – 90	—	25,380
91 and over	—	—
	285	27,388

There were no movements in the allowance for expected credit losses for the three months ended November 30, 2021 and the year ended August 31, 2021.

4. Inventories

	As at November 30, 2021	As at August 31, 2021
	$	$
Raw materials	2,002,379	1,549,125
Work-in-process	377,765	327,757
Finished goods	394,021	99,202
	2,774,165	1,976,084

For the three months ended November 30, 2021, inventories recognized as an expense amounted to $629,029 [2020 – $249,798].

For the three months ended November 30, 2021, cost of sales includes depreciation of $173,125 [2020 – $59,190].

5. Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

4

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the three months ended November 30, 2021, the Company recorded a loss of $70,000 [2020 – Nil] in net finance (income) expense for change in the fair value of the Debentures [note 19].

6. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2020	737,066	11,333	38,699	—	787,098
Business acquisition	1,281,308	3,646	39,924	326,868	1,651,746
Additions	672,731	—	179,736	—	852,467
Disposals	—	—	(57,475)	—	(57,475)
Transfer to intangible assets	—	(11,333)	—	—	(11,333)
Currency translation	55,013	—	1,652	—	56,665
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	71,465	—	30,683	—	102,148
Disposals	—	—	(23,030)	—	(23,030)
Currency translation	15,339	—	842	—	16,181
Balance at November 30, 2021	2,832,922	3,646	211,031	326,868	3,374,467

Accumulated depreciation
Balance at August 31, 2020	117,806	4,231	12,094	—	134,131
Depreciation	216,551	1,697	30,527	24,087	272,862
Disposal	—	—	(27,672)	—	(27,672)
Transfer to intangible assets	—	(5,352)	—	—	(5,352)
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	118,242	576	21,172	24,087	164,077
Disposal	—	—	(5,757)	—	(5,757)
Balance at November 30, 2021	452,599	1,152	30,364	48,174	532,289

Net carrying amount
As at August 31, 2021	2,411,761	3,070	187,587	302,781	2,905,199
As at November 30, 2021	2,380,323	2,494	180,667	278,694	2,842,178

During the period ended August 31, 2021, the Company paid in full a lease liability related with a computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value of $5,981 [note 8].

5

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

7. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	—	769,451
Business acquisition	—	—	—	—	—	417,554	417,554
Additions	115,088	—	6,211	214,833	96,415	111,807	544,354
Disposals	—	—	—	(30,000)	—	(34,101)	(64,101)
Currency translation	—	—	—	—	—	18,057	18,057
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,667,258
Additions	28,199	16,686	7,100	36,647	11,701	31,503	131,836
Disposals	—	(5,800)	—	—	—	(40,934)	(46,734)
Currency translation	—	—	—	—	—	6,334	6,334
Balance at November 30, 2021	331,137	43,061	21,747	727,652	142,934	510,220	1,776,751

Accumulated depreciation
Balance at August 31, 2020	148,156	21,014	4,556	57,660	—	—	231,386
Depreciation	19,448	3,348	3,842	22,760	11,579	8,443	69,420
Disposal	—	—	—	(30,000)	—	—	(30,000)
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	7,472	994	1,347	5,652	6,306	8,098	29,869
Disposal	—	(3,500)	—	—	—	(682)	(4,182)
Balance at November 30, 2021	175,076	21,856	9,745	56,072	17,885	15,859	296,493

Net carrying amount
As at August 31, 2021	135,334	7,813	6,249	640,585	119,654	504,874	1,414,509
As at November 30, 2021	156,061	21,205	12,002	671,580	125,049	494,361	1,480,258

As at November 30, 2021, moulds of $162,480 [August 31, 2021 – $125,833] are not depreciated because they are not ready for use.

6

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

8. Intangible assets and goodwill

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2020	—	—	—	—	—	—
Business acquisition	—	—	90,000	76,000	18,000	184,000
Transfer from right-of-use assets [note 6]	—	5,981	—	—	—	5,981
Additions	1,035,070	67,592	—	—	—	1,102,662
Currency translation	—	—	3,856	3,220	771	7,847
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	—	12,748	4,000	—	—	16,748
Currency translation	—	—	58	810	211	1,079
Balance at November 30, 2021	1,035,070	86,321	97,914	80,030	18,982	1,318,317

Accumulated depreciation
Balance at August 31, 2020	—	—	—	—	—	—
Depreciation	55,581	7,107	4,633	6,520	927	74,768
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	25,877	2,950	4,719	6,572	934	41,052
Balance at November 30, 2021	81,458	10,057	9,352	13,092	1,861	115,820

Net carrying amount
As at August 31, 2021	979,489	66,466	89,223	72,700	17,844	1,225,722
As at November 30, 2021	953,612	76,264	88,562	66,938	17,121	1,202,497

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company at a price of U.S.$15.07 [approximately $19.13] for total consideration of $1,035,070.

As at November 30, 2021, software of Nil [August 31, 2021 - $42,677] are not depreciated because they are not ready for use.

The balance of goodwill is at $9,149,509 at November 30, 2021 [August 31, 2021 – $9,033,638], with the change since acquisition date due to foreign exchange translation.

9. Credit facility

The Company has an authorized line of credit of $250,000 and $100,000 letter of guarantee facility, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at November 30, 2021, the Company has drawn an amount of Nil [August 31, 2021 – Nil] on the line of credit.

7

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

10. Trade and other payables

	As at November 30, 2021	As at August 31, 2021
	$	$
Trade payable	619,245	560,870
Sales taxes payable	21,588	34,076
Government remittances	18,843	46,030
Salaries and vacation payable	159,587	207,078
	819,263	848,054

11. Contract liabilities

	As at November 30, 2021	As at August 31, 2021
	$	$
Opening balance	898,713	20,443
Business acquisition	—	482,173
Payments received in advance	228,706	1,199,958
Payments reimbursed	—	(37,842)
Transferred to revenues	(308,026)	(766,019)
Currency translation	6,842	—
Closing balance	826,235	898,713

12. Lease liabilities

	As at November 30, 2021	As at August 31, 2021
	$	$
Opening balance	2,966,816	672,988
Business acquisition	—	1,651,746
Additions	102,148	852,467
Repayment	(174,295)	(295,316)
Interest on lease liability	36,917	65,115
Lease termination	(17,460)	(37,033)
Currency translation	16,602	56,849
Closing balance	2,930,728	2,966,816

Current	591,030	562,136
Non-current	2,339,698	2,404,680
	2,930,728	2,966,816

8

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

Future undiscounted lease payments as at November 30, 2021 are as follows:

$
Less than one year	738,332
One to five years	2,488,533
Over five years	87,849
3,314,714

13. Long-term debt

	As at November 30, 2021	As at August 31, 2021
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	37,434	36,972

Term loan bearing interest at a rate of 5.80% per annum payable in monthly installments of $848 until April 2024.	24,598	27,143

	62,032	64,115
Current portion of long-term debt	10,179	10,179
	51,853	53,936

14. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

9

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. [former shareholder]

Gestion Moka Inc. [former shareholder]

The following table summarizes the Company’s related party transactions for the year:

	Three months ended November 30, 2021	Three months ended November 30, 2020
	$	$
Revenues
Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	—	13,000

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	—	5,000

Research and Development
Mac Engineering, SASU	191,967	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at November 30, 2021, right-of-use assets and lease liabilities related to those leases amount to $1,071,884 and $1,128,277 respectively [August 31, 2021 – $1,132,556 and $1,177,867 respectively] [notes 6 and 12].

10

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

Remuneration of directors and key management of the Company

	Three months ended November 30, 2021	Three months ended November 30, 2020
	$	$
Wages	605,974	95,000
Share-based payments – stock options	1,243,319	206,000
	1,849,293	301,000

11

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

The amounts due to and from related parties are as follows:

	As at November 30, 2021	As at August 31, 2021
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	16,372	185,407

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	26,615	74,157
Patrick Bobby	17,143	11,092
Kulwant Sandher	19,507	7,054
Xavier Montagne	2,767	—
Mac Engineering, SASU	—	29,957
	66,032	122,260

Advances from related parties are non-interest bearing and have no specified terms of repayment.

15. Capital stock

Authorized

Voting Common Shares, voting and participating

Issued

	As at November 30, 2021	As at August 31, 2021
	$	$
8,324,861 voting common shares [August 31, 2021 – 8,324,861]	42,834,982	42,834,982

12

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,714,526 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three months ended November 30, 2021 amounts to $1,594,297 [2020 – $386,247]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5

The following tables summarize information regarding the option grants outstanding as at November 30, 2021:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2020	516,216	3.41
Granted	1,148,310	12.86
Forfeited	(5,405)	3.70
Balance at August 31, 2021	1,659,121	9.95
Granted	50,000	8.85
Balance at November 30, 2021	1,709,121	9.92

13

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

Exercise price	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]
3.70	348,649	2.42	3.50	315,710
2.78	162,162	2.59	3.50	162,162
3.70	10,810	2.69	3.75	6,869
16.29	440,000	9.33	9.00	440,000
15.75	190,000	11.28	4.25	—
8.98	500,000	6.91	4.50	250,000
9.25	7,500	6.85	9.75	7,500
8.85	50,000	6.55	10.00	19,444

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Grant date	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]
November 23, 2020	16.53	151,800	4.00

17. Revenues

	Three months ended November 30, 2021	Three months ended November 30, 2020
	$	$

Sales of boats	259,804	241,681
Sales of parts and boat maintenance	13,207	28,383
Boat rental and boat club membership revenue	933,840	—
Other	—	3,772
	1,206,851	273,836

14

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

The geographical distribution of revenues from external customers is as follows:

			Three months ended November 30, 2021	Three months ended November 30, 2020
	Sale of electric boats	Rental of electric boats	Total	Total
	$	$	$	$
Canada	129,593	—	129,593	4,010
USA	143,418	933,840	1,077,258	228,191
Other	—	—	—	41,635
	273,011	933,840	1,206,851	273,836

18. Grants and investment tax credits

During the three months ended November 30, 2021, the Company recognized grants and investment tax credits amounting to $522,876 [2020 – $94,990], of which $511,416 is presented against research and development expenses [2020 – $37,449], $8,535 against cost of sales [2020 –$46,326] and $2,252 as a reduction of intangible assets. Office salaries and benefits are presented net of $673 [2020 – $11,215] of grants.

19. Net finance (income) expense

	Three months ended November 30, 2021	Three months ended November 30, 2020
	$	$
Interest and bank charges	32,931	28,678
Interest income	(89,850)	—
Foreign currency exchange (gain) loss	(170,625)	600,160
Loss on Debentures [note 5]	70,000	—
	(157,544)	628,838

20. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

•	Level 1: Quoted prices in active markets for identical items [unadjusted];
•	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
•	Level 3: Unobservable inputs [i.e., not derived from market data].

15

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of debentures is estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model includes a fair value adjustment based on an initial calibration exercise.

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the debentures would have been as at November 30, 2021 had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	-5%	+2%	-2%
	$	$	$	$
Fair value of debentures	2,840,000	2,715,000	2,715,000	2,850,000

21. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

•	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
•	Rental of electric boat – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

16

Vision Marine Technologies Inc.

     Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

	Three months ended November 30, 2021				Three months ended November 30, 2020
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total	Sale of electric boats
	$	$	$	$	$
Revenue from external customers	273,011	933,840	—	1,206,851	273,836
Revenue from other segments	45,659	27,701	(73,360)	—	—
Segment revenues	318,670	961,541	(73,360)	1,206,851	273,836
Segment gross profit	(6,549)	548,618	(19,528)	522,541	24,038
Segment (loss) profit before tax	(3,537,906)	150,419	(4,618)	(3,392,105)	(1,882,713)
Research and development	(81,136)	—	—	(81,136)	58,000
Office salaries and benefits	500,804	186,717	—	687,521	95,120

	As at November 30, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	33,100,611	13,052,621	(9,168,334)	36,984,898
Cash	13.305,485	1,229,798	—	14,535,283
Additions to property and equipment	100,333	40,934	(9,431)	131,836
Additions to intangible assets	16,748	—	—	16,748
Segment liabilities	2,269,450	3,021,600	(114,011)	5,177,039

	As at August 31, 2021
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	35,175,599	12,734,296	(9,108,603)	38,801,292
Cash	17,210,266	937,555	—	18,147,821
Additions to property and equipment	432,547	145,275	(33,468)	544,354
Additions to intangible assets	1,102,662	—	—	1,102,662
Segment liabilities	2,400,829	2,938,746	(63,470)	5,276,105

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

17

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2021

22. Impact of Coronavirus outbreak

The novel coronavirus (“COVID-19”) global pandemic continues throughout the world. This pandemic has caused supply-chain issues for the Company and as a result the Company has not been able to realize on orders received in a timely manner. The full extent of the impact of COVID-19 on the Company’s business, operations and financial results will depend on evolving factors that the Company cannot accurately predict.

23. Additional cash flows information

Financing and investing activities not involving cash:

	Three months ended November 30, 2021	Three months ended November 30, 2020
	$	$
Additions to right-of-use assets	102,148	—
Lease termination	17,460	—
Transaction costs for share issuance transferred from prepaid	—	212,997

24. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2022	2,406,000
2023	3,729,000
2024	1,351,000

In October 2021, EB Rental Ltd. has entered into a lease arrangement for premises, which has not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at November 30, 2021. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date. The Company’s undiscounted lease commitments related to this lease are as follows as at November 30, 2021:

$
2022	—
2023	102,000
2024	156,000
2025	159,000
2026 and thereafter	382,000

18